Exhibit 99.1

SaverOne Enters ADAS Market - Leveraging its new Gen-2

Technology for Detection of Vulnerable Road Users

Completed successful Proof-of-Concept with major European bus and truck OEM

Petah Tikvah, Israel, October 18, 2022 – SaverOne 2014 Ltd. (Nasdaq: SVRE, TASE: SVRE), a technology company engaged in transportation safety solutions, today announced it has completed a proof-of-concept (POC) demonstration with a major European bus and truck manufacturer with significant global sales, which is a new partner for SaverOne.

The proof-of-concept demonstrated SaverOne’s new and unique solution for Vulnerable Road Users and pedestrian (VRU) detection, based on its second-generation technology announced last week. SaverOne’s VRU technology significantly enhances the performance of current Advanced Driver Assistance System (ADAS) sensors (i.e. camera, lidar and radar) through its superior abilities to deal with NLoS (non-line of sight) hazards, adverse weather conditions and low-visibility.

SaverOne’s solution detects VRUs in the vicinity of the vehicle, to avoid and prevent a collision. It does this by detecting the exact location and direction of movement of the VRU via their RF footprint from their cellphone signals, under all visibility conditions.

Ori Gilboa, CEO of SaverOne, commented, “This marks our entrance into a huge and new market for us: the ADAS sensor market. Leveraging our second-generation technology, we bring new and unique safety capabilities, overcoming limitations that current ADAS sensors have. Our new VRU solution, together with our current in-cab solution for preventing driver distraction, creates further strong growth potential for us, both in the OEM and the after-market.”

Mr. Gilboa commented further, “We are very proud to have been given the opportunity to successfully demonstrate our technology to this leading truck and bus OEM. Discussions continue with the OEM for providing both an after-market and integrated solution. We look forward to taking our relationship with this manufacturer to this next level. Our long-term goal is that this technology will be integrated into the vehicle manufacture process and offered by global OEMs to their customers.”

Investor Webinar

SaverOne will host a video conference call/webinar via Zoom on October 20, 2022 at 9:00 am ET (16:00 Israel time).

Ori Gilboa, CEO and Yossi Cohen, Founder and COO will host the call, and both will be available to answer investor questions after a short initial presentation summarizing recent news.

Investors that wish to submit questions to management prior to the webinar are welcome to email those questions to the investor relations team at saverone@ekgir.com.

To participate in the webinar, please register using the following link:

https://us06web.zoom.us/webinar/register/3016650901063/WN_nTNheOH-Tjm8WI52cCYF6w

For those wishing to listen via phone, the dial-in number will be sent after the registration.

For those unable to participate, a recording of the webinar will be available on the Company’s website following the call.

About SaverOne System

SaverOne’s system is installed in vehicles to provide a solution to the problem of driver distraction that results from drivers using specific distracting applications on the mobile device while driving, in a way that endangers their safety and the safety of passengers. This phenomenon is considered one of the main causes of road accidents in the world. According to the US National Highway Traffic Safety Administration, the annual cost of road accidents just in the United States, stands at about $870 billion each year, excluding the costs of serious injury or death, with a quarter of those accidents estimated to be related to the use of the mobile device while driving. SaverOne's technology specifically recognizes the driver area in the vehicle and prevents the driver from accessing distracting applications such as messaging, while allowing others (e.g. navigation), without user intervention or consent, creating a safer driving environment.

SaverOne’s primary target markets include commercial and private vehicle fleets that are interested in reducing potential damages and significant cost, vehicle manufacturers that are interested in integrating safety solutions to their vehicles, and insurance and leasing companies. SaverOne initially addresses car fleets with focus on the Israeli, European and US markets, as well as other markets around the world. SaverOne believes that ultimately increased focus on monitoring and prevention of cellular distraction systems in vehicles, in particular driven by upcoming expected EU regulation, will likely have a dramatic positive impact on the demand for its systems in the future.

The Company’s strategy is to provide its technology for installation to customers in the aftermarket as well as address OEM vehicle manufacturers, to install the Company's protection technologies during the vehicle manufacturing process.

About SaverOne

SaverOne is a technology company engaged in the design, development and commercialization of OEM and aftermarket solutions and technologies, to lower the risk of, and prevent, vehicle accidents.

SaverOne’s initial line of products is a suite of solutions that saves lives by preventing car accidents resulting from distraction from the use of mobile phones while driving. SaverOne is also developing a sensor system for early location and direction detection under all visibility conditions of vulnerable road users (VRU) through their cellphone footprint.

Learn more at https://saver.one/

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act and other securities laws that are subject to substantial risks and uncertainties. All statements, other than statements of historical fact, contained in this press release are forward-looking statements. Forward-looking statements contained in this press release may be identified by the use of words such as “anticipate,” “believe,” “contemplate,” “could,” “estimate,” “expect,” “intend,” “seek,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “target,” “aim,” “should,” "will” “would,” or the negative of these words or other similar expressions, although not all forward-looking statements contain these words. Forward-looking statements are based on SaverOne’s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict. Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Many factors could cause SaverOne’s actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include, but are not limited to: the ability of our technology to substantially improve the safety of drivers; our planned level of revenues and capital expenditures; our ability to market and sell our products; our plans to continue to invest in research and development to develop technology for both existing and new products; our intention to advance our technologies and commercialization efforts; our intention to use local distributors in each country or region that we will conduct business to distribute our products or technology; our plan to seek patent, trademark and other intellectual property rights for our products and technologies in the United States and internationally, as well as our ability to maintain and protect the validity of our currently held intellectual property rights; our expectations regarding future changes in our cost of revenues and our operating expenses; our expectations regarding our tax classifications; interpretations of current laws and the passage of future laws; acceptance of our business model by investors; the ability to correctly identify and enter new markets; the impact of competition and new technologies; general market, political and economic conditions in the countries in which we operate; projected capital expenditures and liquidity; our intention to retain key employees, and our belief that we maintain good relations with all of our employees; the impact of the COVID-19 pandemic, and resulting government actions on us; and other risks and uncertainties, including those listed in the section titled “Risk Factors” in the final prospectus on Form 424b4 filed with the Securities and Exchange Commission on June 6, 2022. Forward-looking statements contained in this announcement are made as of this date, and SaverOne undertakes no duty to update such information except as required under applicable law.

International Investor Relations Contact:

Ehud Helft

+1 212 378 8040

saverone@ekgir.com

Israeli Investors Contact:

Jonathan Eilat

John@theinvestor.co.il

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